UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-49443

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PricewaterhouseCoopers Corporate Finance LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One North Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristen H. Kelly	312-402-5145	kristen.kelly@pwc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave. 11th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trip Wolfe, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PricewaterhouseCoopers Corporate Finance LLC, as of 6/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ABBEY KAY RINTELS
Official Seal
Notary Public - State of Illinois
My Commission Expires Sep 11, 2023

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT AUDITORS

**PRICEWATERHOUSECOOPERS
CORPORATE FINANCE LLC**

June 30, 2022

CONTENTS

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Managers of
PricewaterhouseCoopers Corporate Finance LLC
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Finance LLC (the "Company") as of June 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2008.

New York, New York
September 12, 2022

PricewaterhouseCoopers Corporate Finance LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2022

ASSETS

Cash and cash equivalents	$28,688,872
Accounts receivable, less allowance for credit losses	2,930,141
Other assets	580,191
Total assets	$32,199,204

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable, accrued expenses and other liabilities	$8,846,287
Deferred revenue	941,250
Due to affiliates	2,381,419
Member's capital	20,030,248
Total liabilities and member's capital	$32,199,204

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENT

June 30, 2022

NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Finance LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its member liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances held in financial institutions.

   The Company is subject to credit risk at June 30, 2022, as the majority of all cash and cash equivalents are held at one financial institution, in excess of the federally insured amount of $250,000.

2. *Accounts Receivable and Allowance for Credit Losses*

   The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

   Accounts receivables are primarily related financial advisory services. Substantially all of these receivables are accounted for at amortized cost, which generally approximates fair value. The Company evaluates collectability based upon evaluation of counterparty credit risk, historical losses, current conditions, and reasonable and supportable forecasts. At June 30 2022, the Company reviewed its receivables from customers and recorded an allowance for credit losses of $33,211 against such net amounts recorded in the financial statements.

NOTE B - SUMMARY OF ACCOUNTING POLICIES (continued)

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

The following table presents the aging of the recorded past-due account receivables as of June 30, 2022:

	0 – 30 Days	31 - 60 Days	61 – 90 Days	91 – 180 Days	> 181 Days	Total
Financial Advisory Fees	$2,240,749	$621,263	$91,340	$10,000	$0	$2,963,352

Accounts receivable of $2,472,013 were due from member firms of PwC Network or PwC.

3. *Foreign Currency*

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Foreign currency transactions are remeasured at each reporting date. Any resulting gain or loss is recorded within the statement of operations.

4. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

5. *Use of Estimates*

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - RELATED PARTY TRANSACTIONS

1. *Intercompany Transactions*

Expenditures are processed by PricewaterhouseCoopers LLP (PwC), the Company's parent, on behalf of the Company. At June 30, 2022, the amount due to PwC was $2,381,419, which represents the net amount of expenditures paid and allocated by PwC. Between July 1, 2021 and June 30, 2022 the Company paid PwC $20,000,000.

2. *Employee Benefit Plans*

PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan. The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions.

The Company also participates in PwC's Retirement Benefit Accumulation Plan (RBAP), which was frozen effective June 30, 2008. No one who was not a participant on June 1, 2008 can thereafter become a participant and benefits do not consider compensation or service after June 30, 2008.

3. *Retirement Wealth Builder Plan*

The Company also participates in the PwC's Retirement Wealth Builder Plan, which began making contributions to the plan on July 1, 2008 for all employees, except for student interns or employees on international assignment but not on the payroll in the United States of America. The Company will pay 100% of the contributions made to the plan as well as all of the administrative and recording keeping fees. The Company will make contributions for each employee on a bi-monthly basis. Special one-time contributions may also be made depending on the circumstances. The amount of contribution for each employee is based on the employee's benefit service and position.

NOTE D – RISK AND UNCERTAINTIES

Management continues to consider the consequents of COVID-19 and other events and conditions surrounding the global pandemic, and it has determined that they do not create a material uncertainty that casts significant doubt upon the Company's ability to continue as a going concern.

NOTE D - RISK AND UNCERTAINTIES (continued)

The pandemic had little impact on the Company's performance during the current fiscal year. Management expects a similar impact, though not significant, in relation to future performance, or the effects on future asset valuations.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2022, the Company had net capital of $22,119,416, which exceeded minimum net capital requirements by $21,681,452.

NOTE F - CONTINGENT LIABILITIES

During the ordinary course of business, the Company is a party to claims and legal actions for which loss contingencies may arise. Loss contingencies are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. As of June 30, 2022, the Company is not involved with any outstanding actions.